United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of July 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

SAN JOSÉ MINE RESERVES INCREASED

BY 8% IN CONTAINED SILVER AND 16% IN CONTAINED GOLD

BETWEEN JUNE 30, 2008 AND DECEMBER 31, 2008

SPOKANE, WA––July 29, 2009–– Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) is pleased to announce the results of an independent NI 43-101 Technical Report that includes a review of the mineral resource and reserve estimates as of December 31, 2008 at the San José mine in Santa Cruz province, southern Argentina.  Compared to the June 30, 2008 estimate as reported by the Corporation on June 5, 2009, the contained silver in the proven and probable mineral reserves increased by 8% and the contained gold increased 16%.  Gold and silver ounces at the mine increased compared with those reported in the previous technical report because the grades of the mineral reserves increased, primarily due to the utilization of higher metal prices and a higher cut-off value reflecting actual cost experience, as well as the addition of mineral reserves through exploration.

The Technical Report entitled “Technical Report on the San José Silver-Gold Mine, Santa Cruz, Argentina”, was prepared by P&E Mining Consultants Inc. (“P&E”) and authored by Mr. Eugene Puritch, P.Eng. Mr. Al Hayden, P.Eng., Mr. James L. Pearson, P.Eng., Mr. Antoine Yassa, P.Geo, Mr. Fred H. Brown, MSc(Eng) CPG PrSCiNat, and Ms. Kirstine Malloch, MAusIMM, all of whom are qualified persons for the purposes of NI 43-101.

Mineral Resources

The December 31, 2008 San José mineral resource and mineral reserve estimates disclosed herein are based on work from our joint venture partner that was audited and adjusted by independent qualified persons James L. Pearson, P.Eng., Mr. Eugene Puritch, P.Eng. and Mr. Fred H. Brown, MSc(Eng) CPG PrSCiNat of P&E.  The mineral resources and reserves remain open along strike and at depth in some areas.

P&E used a gold price of US$800 per ounce (oz) and a silver price of US$12.00 per oz for estimating mineral resources and reserves, which reflect the price levels at the end of 2008.  The average Life of Mine cash operating costs are estimated at US$106.51/tonne (t) of ore processed, or US$4.16/equivalent ounce of silver.  The Corporation’s 49% attributable share of the base case Net Present Value (NPV), using long-term metal price estimations of US$900 per ounce of gold and US$13.00 per ounce of silver and a discount rate of 7%, is US$103.4 million.  On an undiscounted basis, the Corporation’s share is US$116.3 million.

At December 31, 2008 total Measured and Indicated Mineral Resources at the San José Mine were 575,000 ounces of gold and 38.0 million ounces of silver, contained in 2,240,300 tonnes grading 7.98 grams/tonne (g/t) gold and 527 g/t silver, or 72.5 million ounces of silver on a silver equivalent basis (see table below).  An additional 191,000 ounces of gold and 11.3 million ounces of silver, contained in 1,049,900 tonnes, grading 5.66 g/t gold and 334 g/t silver are classified as Inferred Resources.  A marginal cutoff grade of 240 g/t of silver equivalent, representing the variable operating cost, was used to estimate the mineral resources (using a price of US$800/oz for gold and US$12.00/oz for silver).

Mineral Resources* – Measured and Indicated

Vein	Measured			Indicated			Measured and Indicated			Contained Ounces
	Tonnes (1,000)	Ag	Au	Tonnes (1,000)	Ag	Au	Tonnes (1,000)	Ag	Au	Silver (k oz)	Gold	EqAg
		g/t	g/t		g/t	g/t		g/t	g/t		(k oz)	(k oz)
AYELÉN	1.2	761	5.05	114.2	486	5.07	115.4	489	5.07	1,814	19	2,943
FREA	243.6	551	9.90	263.3	295	13.46	506.9	418	11.75	6,812	191	18,302
HUEVOS VERDES SUR	144.2	706	10.41	28.0	414	7.47	172.2	659	9.93	3,648	55	6,947
HUEVOS VERDES CENTRAL	35.6	373	3.92	83.7	433	4.72	119.3	415	4.48	1,592	17	2,623
HUEVOS VERDES NORTE	86.8	507	5.58	65.2	384	4.30	151.9	455	5.03	2,222	25	3,696
KOSPI	-	-	-	646.4	747	8.29	646.4	747	8.29	15,524	172	25,861
ODIN	-	-	-	306.0	364	5.67	306.0	364	5.67	3,581	56	6,928
RAMAL HVS	5.0	532	6.19	35.7	421	5.82	40.7	435	5.87	569	8	1,030
RAMAL FREA	-	-	-	122.7	396	6.41	122.7	396	6.41	1,562	25	3,079
RAMAL 483	-	-	-	58.9	337	3.58	58.9	337	3.58	638	7	1,045
TOTAL December 31, 2008	516.3	575	8.85	1,724.0	513	7.72	2,240.3	527	7.98	37,958	575	72,445
Total June 30, 2008	750.0	507	8.63	1,749.0	483	6.46	2,499.0	490	7.11	39,350	570	73,550
Percentage change	-31%			-1%			-10%			-4%	+1%	-2%

*Note: Contains 100 percent of the resources, Minera Andes’ ownership of the mine is 49%. Mineral Resources are inclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic or operational viability.  Minera Andes calculates the Silver/Gold equivalency as 1oz gold = 60 oz silver.

The San José mineral resource estimate is based on 507 surface and underground drill holes and 6,640 channel samples.  Channel samples were taken from underground operations at Huevos Verdes Sur, Frea, and Kospi.

The resource models were developed using industry-accepted methods.  P&E validated the model estimates and found them to reasonably estimate grade and tonnage.  The mineral resource estimates are compliant with CIM Definition Standards for Mineral Resources and Mineral Reserves as incorporated by reference in NI 43–101.

Mineral Reserves

At December 31, 2008 the Proven and Probable Mineral Reserves, based on an overall economic cutoff value of US$126.47/t (using a price of US$800/oz for gold and US$12.00/oz for silver), are 1,626,000 tonnes at 523 g/t silver and 7.89 g/t gold, containing 27,323,000 ounces of silver and 412,000 ounces of gold.  The mineral reserves also take into account marginal blocks of ore located within or on the periphery of higher grade zones.  The marginal cutoff for these blocks was US$60.84/t. The marginal cutoff was defined by the value of ore that meets the variable costs, but not the fixed costs.

Mineral Reserves* - Proven and Probable

Vein	Proven			Probable			Proven and Probable			Contained Ounces
	Tonnes (1,000)	Ag	Au	Tonnes (1,000)	Ag	Au	Tonnes (1,000)	Ag	Au	Silver (k oz)	Gold	EqAg
		g/t	g/t		g/t	g/t		g/t	g/t		(k oz)	(k oz)
FREA	256	483	8.64	244	263	11.89	500	375	10.23	6,030	164	15,892
HUEVOS VERDES SUR	142	629	9.37	17	440	7.57	159	609	9.18	3,105	47	5,915
HUEVOS VERDES CENTRAL	35	341	3.58	77	377	4.11	112	366	3.94	1,314	14	2,164
HUEVOS VERDES NORTE	80	450	4.97	52	342	3.63	132	407	4.44	1,733	19	2,866
KOSPI	-	-	-	607	696	7.52	607	696	7.52	13,573	147	22,379
RAMAL HVS	4	505	5.94	18	392	6.42	22	413	6.33	297	5	569
RAMAL FREA	-	-	-	66	443	5.91	66	443	5.91	944	13	1,700
RAMAL 483	-	-	-	28	366	4.73	28	366	4.73	327	4	581
TOTAL December 31, 2008	517	508	7.91	1,109	529	7.88	1,626	523	7.89	27,323	412	52,065
Total June 30, 2008	519	459	6.28	1,095	499	7.16	1,615	486	6.88	25,231	357	46,651
Percentage change	Nil			+1%			+1%			+8%	+16%	+12%

*Note: Contains 100 percent of the reserves.  Minera Andes ownership of the mine is 49%.  Minera Andes calculates the Silver/Gold equivalency as 1oz gold = 60 oz silver.

The increase in the silver and gold content of the mineral reserves from June 2008 to December 2008 is due to the utilization of higher metal prices and a higher cut-off value as well as the addition of mineral reserves through exploration, which overall has had a positive impact on both silver and gold grades as well as the metal contained in the mineral reserves.  At the current mill capacity of 1,500 tonnes per day, the reserves have a life of 3.1 years.

The following table provides a reconciliation of the December 2008 mineral reserves to the June 2008 mineral reserves taking production during the period into account.  The percentage gain is calculated by dividing the depleted mineral reserve tonnes and ounces as of December 31, 2008 by the amount gained.  The amount gained is the mineral reserve reported on December 31, 2008 less the depleted mineral reserve resulting from production.

Reconciliation of Mineral Reserves* on December 31, 2008 compared to June 30, 2008
	Tonnes	Ag (oz)	Au (oz)	EqAg (oz)
Reported 6/30/2008	1,615,000	25,231,000	357,000	46,651,000
Less Production (6 mo)	(167,000)	(2,823,000)	(36,000)	(5,013,000)
Depleted at 12/31/2008	1,448,000	22,408,000	321,000	41,638,000
Reported 12/31/2008	1,626,000	27,323,000	412,000	52,065,000
Gain 12/31/2008	178,00	4,915,000	91,000	10,427,000
Percent Gain	12%	22%	28%	25%

*Note: Contains 100 percent of the reserves.  Minera Andes’ ownership of the mine is 49%.

 Minera Andes calculates the Silver/Gold equivalency as 1oz gold = 60 oz silver.

The following summarizes the key assumptions, parameters and methods used in the mineral resource and mineral reserve estimates:

•

Drillhole assay values and channel samples were combined for mineral resource estimation;

•

Bulk density values used for the estimate are 2.60 tonnes per cubic meter (t/m3) for Huevos Verdes Sur, 2.60 t/m3 for Frea, and 2.60 t/m3 for Kospi;

•

Assays values manually identified as ore-grade were composited to length-weighted composite samples;

•

Prior to block estimation, gold composite samples were cut to 150 g/t at Huevos Verdes Sur, 70 g/t at Frea and 40 g/t at Kospi. Silver assays were cut to 10,000 g/t at Huevos Verdes Sur, 4,200 g/t at Frea, and 4,400 g/t at Kospi;

•

Estimation was done using oriented search ellipses and Ordinary Kriging where sufficient resolution was available for variography, or by Inverse Distance Cubed weighting of composite values where the resolution was poor;

•

Mineral resource estimation was confined to areas considered to have a reasonable degree of geological confidence.

•

The mineral reserve cut-off value (“COV”) is based on historical January to October 2008 geologic, mining, plant and mine administration variable and fixed costs, and November and December 2008 estimated costs.  Economic Cut-off Values (“ECOV”) were estimated using both variable and fixed costs and Marginal Cut-off Values (“MCOV”) were estimated using variable costs only.  The mineral reserve estimate is primarily based on the ECOV.  Ore with a grade above the MCOV and less than the ECOV are included in the mineral reserve estimate if it was necessary to develop through them in order to access ore grades above the ECOV.  A total of 84% of reserves are at or above the ECOV and 16% of mineral reserves are between the ECOV and the MCOV.  The ECOV and the MCOV are US$126.47/t and US$60.84/t, respectively.

•

The economic and marginal cut-offs used to estimate mineral reserves are 499 g/t Au and         240 g/t Ag Equivalent, respectively.

•

Mineral reserves are estimated to a minimum 0.8 meter (m) mining thickness.  This adds 1.2% to the initial measured and indicated mineral resources used to estimate mineral reserves.

•

Within the boundaries of this 0.8 m minimum thickness there is some material that contains combined Ag and Au grade values below the MCOV cut-off value that must be mined.  This material is referred to as planned internal dilution.  Planned internal dilution is estimated to be  4.4%, 0.6 % and 0.6 % by tonnes, contained Ag and contained Au, respectively.

•

Mine recovery is estimated based on the mine plan and design.  Mine recovery losses includes pillars not recovered, losses due to bad ground and blasted ore left in stopes.  Of the initial measured and indicated mineral resources used to estimate mineral reserves an estimated 24.6% of these mineral resources will not be recovered.

•

Planned external dilution is estimated, based on the mine plan and design.  This planned external dilution is estimated based on historical reconciliation data gathered, including excavation surveys, and includes slough and blasted waste rock from both the hanging and footwalls, mined backfill and blasted waste sent to the mill.  Planned external dilution is estimated to be 13.2%.

A technical report, prepared in accordance with NI 43-101 will be filed on SEDAR (www.sedar.com) shortly.

This news release was prepared under the supervision of Brian Gavin, CPG, Vice President Exploration of Minera Andes, a “qualified person” within the meaning of NI 43-101.  For (i) the mineral resource/reserve estimate contained herein; (ii) a description of the key assumptions, parameters and methods used to estimate the mineral resource/reserve referred to in this news release; and (iii) a general discussion of the extent to which the estimate of mineral resources/reserves may be materially affected by any unknown environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues, please refer to the technical report to be filed as noted above.

Minera Andes is a gold, silver and copper exploration company with a 49% interest in the San José silver-gold mine in Santa Cruz, Argentina.  The San José mine is owned by Minera Santa Cruz S.A. (“MSC”), which in turn is owned 49% by Minera Andes and 51% by Hochschild Mining plc.  Hochschild is the operator of the San José mine.  The Corporation also owns the Los Azules copper project in San Juan province, where a scoping study has been completed and the Corporation is awaiting a decision by its joint venture partner, Xstrata Copper Company, if it will exercise its right to back into a 51% ownership of the project.  Also, in addition to the San José mine and the Los Azules project, the Corporation holds or has an interest in approximately 304,000 acres of mineral exploration land in those areas. The Corporation presently has 230,688,851 shares issued and outstanding.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This news release contains forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include expected production at MSC’s San José Mine.  In making the forward-looking statements and providing the forward-looking information, we have made numerous assumptions. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate. Forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from that expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things, declines in the price of gold, silver, copper and other base metals, capital and operating cost increases, changes in general economic and business conditions, including changes in interest rates and the demand for base metals, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resource, operational and development risk, and the speculative nature of mineral exploration and regulatory risks.

Readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See our annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement. Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates do not accept responsibility for the use of project data or the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this news release, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC, because these terms are common usage in Canada and form part of our Canadian filing requirements. U.S. Investors are urged to consider closely the disclosure in our Form File No. 40F, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Robert R. McEwen
Robert R. McEwen, Interim President and Chief Executive Officer and Executive Chairman

Dated:  July 29, 2009